FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 27, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2004 Results”, dated October 27, 2004
2.	Third Quarter 2004 Condensed Financial Statements of AU Optronics Corp.
3.	Press release entitled, “AU Optronics Reports Unaudited First Nine Months 2004 Results”, dated October 27, 2004.
4.	Press release entitled, “AU Optronics to Adjust its Previous Financial Forecast ”, dated October 27, 2004
5.	Taiwan Stock Exchange filing entitled, “ The Board Resolution to Indirectly Invest in Mainland China”, dated October 27, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 27, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp. Third Quarter 2004 Results Investor Conference October 27, 2004

AGENDA o Welcome and Introduction o 3Q 2004 Financial Results o Remarks o Q&A

Safe Harbor Notice The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics" future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics" current expectations. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. In addition, financial information contained here within is presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP"). Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise. Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics" forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics" registration statement on Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

Consolidated Income Statement – QoQ Comparison

Amount : NT$ Million Except Per Share Data

	3Q'04[a]		2Q'04[a]		QoQ Change %
Net Sales	**38,755**	100.0%	**48,530**	100.0%	(20.1%)
Cost of Goods Sold	(31,692)	(81.8%)	(31,378)	(64.7%)	1.0%
Gross Profit	**7,064**	**18.2%**	**17,152**	**35.3%**	(58.8%)
Operating Expenses	(3,006)	(7.8%)	(2,409)	(5.0%)	24.8%
Operating Income	**4,058**	**10.5%**	**14,743**	**30.4%**	(72.5%)
Net Non-operating Income (Exp.)	76	0.2%	(358)	(0.7%)	(121.2%)
Income before Tax	4,134	10.7%	14,385	29.6%	(71.3%)
Income Tax Credit (Exp.)	0	0.0%	0	0.0%	0.0%
Net Income	**4,134**	**10.7%**	**14,385**	**29.6%**	**(71.3%)**
Basic EPS (NT$)[b]	**0.87**		**3.08**		**(71.8%)**
Operating Income + D&A	**10,724**	**27.7%**	**20,925**	**43.1%**	**-48.7%**
Unit Shipment (MN)[c]					
Large Size Panels	**4.4**		**4.7**		**-5.9%**
Small & Medium Size Panels	**11.0**		**7.3**		**50.3%**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Total weighted average outstanding shares of 4,755 million and 4,659 million were used in Basic EPS calculation for 3Q'04 and 2Q'04
(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

4

AUO
© 2004 AU Optronics Corp.

Consolidated Income Statement – YoY Comparison

Amount : NT$MN Except Per Share Data	Jan-Sep '04[a]		Jan-Sep '03[a]		*YoY Change %*
Net Sales	128,616	100.0%	70,481	100.0%	*82.5%*
Cost of Goods Sold	(90,356)	(70.3%)	(56,657)	(80.4%)	*59.5%*
Gross Profit	**38,261**	**29.7%**	**13,824**	**19.6%**	***176.8%***
Operating Expenses	(7,725)	(6.0%)	(5,090)	(7.2%)	*51.8%*
Operating Income	**30,535**	**23.7%**	**8,734**	**12.4%**	***249.6%***
Net Non-operating Income (Exp.)	(377)	(0.3%)	(640)	(0.9%)	*(41.1%)*
Income before Tax	30,158	23.4%	8,094	11.5%	***272.6%***
Income Tax Credit (Exp.)	31	0.0%	0	0.0%	-
Net Income	**30,189**	**23.5%**	**8,094**	**11.5%**	***273.0%***
Basic EPS (NT$)[b]	**6.35**		**1.87**		***239.6%***
Operating Income + D&A	**48,734**	**37.9%**	**20,224**	**28.7%**	***141.0%***
Unit Shipment (MN)[C]					
Large Size Panels	**13.3**		**8.2**		***62.0%***
Small & Medium Size Panels	**23.6**		**15.0**		***57.0%***

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Total weighted average outstanding shares of 4,755 million and 4,269 million were used in cumulative Basic EPS calculation for the first nine months of 2004 and 2003
(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

5

© 2004 AU Optronics Corp.

Consolidated Balance Sheet Highlights - QoQ Comparison Amount: NT $ Million QoQ 3Q'04(a) 2Q'04(a) Change % --------------- ------------------ -------- Cash & ST Investment 17,817 8.3% 41,518 18.6% (57.1%) Inventory 20,970 9.8% 17,779 7.9% 17.9% Short Term Debt(b) 6,163 2.9% 6,415 2.9% (3.9%) Long Term Debt 34,951 16.3% 36,080 16.1% (3.1%) Equity 133,052 62.0% 128,887 57.6% 3.2% Total Assets 214,586 100.0% 223,754 100.0% (4.1%) ------------------------------------------------------------------------------- Inventory Turnover (days)(c) 56 44 Debt to Equity (Fully Diluted) 30.9% 33.0% Net Debt to Equity (Fully Diluted) 18.7% 3.3% ------------------------------------------------------------------------------- (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis (b) Short term debt refers all interest bearing debt maturing within one year (c) Annualized, calculated by dividing the average inventory into the cost of goods sold, then multiplying 365 days by the inventory turnover

3Q 2004 Consolidated Cash Flow Highlights - QoQ Comparison Amount: NT$ Million QoQ 3Q'04(a) 2Q'04(a) Change -------- -------- ------ From Operation 5,427 15,920 (10,493) Net Profit 4,134 14,385 (10,251) Depreciation & Amortization 6,667 6,182 485 From Investment (20,412) (16,164) (4,248) Capital Expenditure (22,074) (14,637) (7,437) From Financing (7,059) 19,121 (26,180) Repayment of Long Term Debt (1,599) (1,847) 248 Long Term Debt 221 6,939 (6,718) Equity Issuance (ADR) 0 16,020 (16,020) Cash Dividend (5,589) 0 (5,589) (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

Consolidated Large Size Panel Shipment & Blended ASP (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis (b) Large size refers to panels that are 10 inches and above in diagonal measurement

Quarterly Consolidated Small & Medium Size Panel Shipment & Revenues (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis (b) Small & Medium size refers to panels that are under 10 inches in diagonal measurement

Consolidated Revenue by Application (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

Installed Capacity by Fab

FAB	Substrate Size (mm)	12/2003 Capacity	9/2004 Capacity	12/2004 (F) Capacity
L3A (G3.5)	610 x 720	45,000	45,000	45,000
L3B (G3.5)	610 x 720	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si
L5 (G3.5)	600 x 720	60,000	60,000	60,000
L6 (G4.0)	680 x 880	60,000	60,000	60,000
L8A (G5.0)	1100 x 1250	50,000	50,000	50,000
L8B (G5.0)	1100 x 1300	n.a.	70,000	70,000
C1 (G5.0)[(a)]	1100 x 1300	30,000	110,000	*120,000*

(a) Color filter fab

11

© 2004 AU Optronics Corp.

Enrich Digital Lifestyle http://www.auo.com IR@auo.com

Item 2

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
As of September 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and U.S. Dollars (USD))

	As of September 30, 2004			As of September 30, 2003		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	476	16,172	7.5	14,146	10.3	2,026	14.3
Short-term Investment	48	1,645	0.8	2,946	2.1	(1,300)	(44.1)
Notes & Accounts Receivables	707	24,039	11.2	14,631	10.6	9,407	64.3
Inventories	617	20,970	9.8	7,994	5.8	12,976	162.3
Other Current Assets	137	4,664	2.1	2,594	1.9	2,069	79.8

Total Current Assets	1,986	67,489	31.4	42,311	30.7	25,179	59.5

Long-term Investments	54	1,847	0.9	429	0.3	1,418	330.7

Fixed Assets	5,775	196,241	91.5	123,637	89.6	72,604	58.7
Less Accumulated Depreciation	(1,653)	(56,179)	(26.2)	(35,617)	(25.8)	(20,563)	57.7

Net Fixed Assets	4,122	140,062	65.3	88,020	63.8	52,042	59.1

Other Assets	153	5,188	2.4	7,237	5.3	(2,048)	(28.3)

Total Assets	6,315	214,586	100.0	137,997	100.0	76,590	55.5

LIABILITIES

Short-term borrowings	1	18	0.0	1,120	0.8	(1,102)	(98.4)
Accounts Payable	777	26,429	12.3	17,910	13.0	8,518	47.6
Current Installments of Long-term Liabilities	181	6,145	2.9	6,892	5.0	(747)	(10.8)
Other Current Liabilities	380	12,927	6.0	7,574	5.5	5,354	70.7

Total Current Liabilities	1,339	45,519	21.2	33,496	24.3	12,022	35.9

Long-term Borrowings	852	28,951	13.5	19,044	13.8	9,907	52.0
Bonds and Convertible Bonds Payable	177	6,000	2.8	325	0.2	5,675	1,749.0
Other Long-term Liabilities	31	1,064	0.5	123	0.1	941	763.1

Total Liabilities	2,399	81,534	38.0	52,988	38.4	28,546	53.9

SHAREHOLDERS’ EQUITY

Common Stock	1,459	49,580	23.1	43,474	31.5	6,106	14.0
Capital Surplus	1,329	45,165	21.1	32,170	23.3	12,996	40.4
Retained Earnings	1,133	38,499	17.9	9,615	7.0	28,883	300.4
Cumulative Translation Adjustment	2	59	0.0	1	0.0	58	5,879.9
Treasury Stock	(7)	(251)	(0.1)	(251)	(0.2)	0	0.0

Total Stockholders’ Equity	3,916	133,052	62.0	85,009	61.6	48,043	56.5

Total Liabilities & Stockholders’ Equity	6,315	214,586	100.0	137,997	100.0	76,589	55.5

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.98 per US dollar as of September 30, 2004

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2004 and 2003
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Nine months ended September 30

	2004 USD	2004 NTD	% of Sales	2003 NTD	YoY Chg %

Net Sales	3,828	128,616	100.0	70,481	82.5
Cost of Goods Sold	2,689	90,356	70.3	56,657	59.5

Gross Profit	1,139	38,261	29.7	13,824	176.8

Operating Expenses
SG&A	131	4,400	3.3	2,908	51.3
R&D	99	3,325	2.6	2,182	52.4

Total Operating Expenses	230	7,725	5.9	5,090	51.9

Total Operating Income	909	30,535	23.7	8,734	249.5

Net Non-Operating Expenses	(11)	(377)	(0.3)	(640)	(41.0)

Income before Income Tax	898	30,158	23.4	8,094	272.4

Income Tax Benefit	1	31	0.0	0	0.0

Net Income	898	30,189	23.5	8,094	272.9

Basic Earnings Per Share	0.19	6.349		1.90

Basic Earnings Per ADS(3)	1.89	63.49		18.96

Weighted Average Number		4,755		4,269
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$33.6022 per US dollar for 3Q2004
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2004 and 2003
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison

	3Q 2004 USD	3Q 2004 NTD	% of Sales	3Q 2003 NTD	YoY Chg %	3Q 2004 USD	3Q 2004 NTD	% of Sales	2Q 2004 NTD	QoQ Chg %

Net Sales	1,153	38,755	100.0	28,371	36.6	1,153	38,755	100.0	48,530	(20.1)
Cost of Goods Sold	943	31,692	81.8	21,039	50.6	943	31,692	81.8	31,378	1.0

Gross Profit	210	7,064	18.2	7,333	(3.7)	210	7,064	18.2	17,152	(58.8)

Operating Expenses
SG&A	54	1,810	4.6	1,283	41.2	54	1,810	4.7	1,270	42.6
R&D	36	1,196	3.1	846	41.4	36	1,196	3.1	1,139	4.9

Total Operating Expenses	89	3,006	7.7	2,128	41.2	89	3,006	7.8	2,409	24.8

Total Operating Income	121	4,058	10.5	5,204	(22.0)	121	4,058	10.4	14,743	(72.5)

Net Non-Operating Expenses	2	76	0.2	(215)	(135.4)	2	76	0.2	(358)	(121.3)

Income before Income Tax	123	4,134	10.7	4,989	(17.2)	123	4,134	10.7	14,385	(71.3)

Income Tax Benefit	0	0	0.0	(0)	0.0	0	0	0.0	0	-

Net Income	123	4,134	10.7	4,989	(17.2)	123	4,134	10.7	14,385	(71.3)

Basic Earnings Per Share	0.03	0.87		1.15		0.03	0.87		3.09

Basic Earnings Per ADS(3)	0.26	8.69		11.50		0.26	8.69		30.87

Weighted Average Number		4,755		4,337			4,755		4,659
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$33.6022 per US dollar for 3Q2004
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))

	2004		2003

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	897	30,155	8,094
Depreciation & Amortization	542	18,199	11,490
Provision for Inventory Devaluation	12	390	0
S.T Loss recovery profit	0	0	(11)
Changes in Working Capital & Others	(405)	(13,591)	3,353

Net Cash Provided by Operating Activities	1,046	35,152	22,926

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	19	641	297
Acquisition of Property, Plant and Equipment	(1,643)	(55,193)	(24,077)
Proceeds from Disposal of Property, Plant and Equipment	9	289	476
Increase in Long-term Equity Investments	(32)	(1,085)	(540)
Increase in Restricted Cash in Bank	0	0	0
Increase in Intangible Assets	(17)	(570)	(903)
Decrease in Other Assets	1	19	0

Net Cash Used in Investing Activities	(1,664)	(55,899)	(24,747)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(32)	(1,048)	350
Increase (Decrease) in Long-term Borrowings	287	9,645	(8,070)
Issuance of Common Stock for Cash	477	16,020	0
Cash Dividend	(166)	(5,589)	(2,007)
Increase in Treasury Stock	0	0	(68)
Others	(2)	(71)	(195)

Net Cash Provided by (Used in) Financing Activities	564	18,958	(9,990)

Effect of Exchange Rate Change on Cash	(0)	(1)	0

Net Increase (Decrease) in Cash and Cash Equivalents	(53)	(1,790)	(11,811)

Cash and Cash Equivalents at Beginning of Period	535	17,962	25,957

Cash and Cash Equivalents at End of Period	481	16,172	14,146

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 33.6022 per US dollar

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
As of September 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	As of September 30, 2004			As of September 30, 2003		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	407	13,824	6.7	13,714	10.2	110	0.8
Short-term Investments	47	1,586	0.8	2,843	2.1	(1,257)	(4.4)
Notes & Accounts Receivable	772	26,246	12.7	16,105	12.0	10,141	63.0
Other Current Financial Assets	14	480	0.2	738	0.6	(258)	(35.0)
Inventories	514	17,480	8.5	6,956	5.2	10,524	151.3
Other Current Assets	117	3,964	1.9	1,801	1.3	2,163	120.1

Total Current Assets	1,871	63,580	31.0	42,157	31.4	21,423	50.8

Long-term Investments	208	7,058	3.5	1,699	1.3	5,359	315.4

Fixed Assets	5,417	184,058	89.7	118,211	88.3	65,847	55.7
Less Accumulated Depreciation	(1,602)	(54,448)	(26.5)	(35,094)	(26.2)	(19,354)	55.1

Net Fixed Assets	3,815	129,610	63.2	83,117	62.1	46,493	55.9

Other Assets	144	4,889	2.4	6,968	5.2	(2,079)	(29.8)

Total Assets	6,037	205,137	100.1	133,941	100.0	71,196	53.2

LIABILITIES

Accounts Payable	895	30,429	14.8	21,571	16.1	8,858	41.1
Current Installments of Long-term Liabilities	181	6,145	3.0	6,892	5.1	(747)	(10.8)
Other Current Liabilities	141	4,790	2.4	2,390	1.8	2,400	100.4

Total Current Liabilities	1,217	41,364	20.2	30,853	23.0	10,511	34.1

Long-term Borrowings	696	23,656	11.5	17,632	13.2	6,024	34.2
Bonds and Convertible Bonds Payable	177	6,000	2.9	324	0.2	5,676	1751.9
Other Long-term Liabilities	31	1,065	0.5	123	0.1	942	765.9

Total Liabilities	2,121	72,085	35.1	48,932	36.5	23,153	47.3

SHAREHOLDERS’ EQUITY

Common Stock	1,459	49,580	24.2	43,474	32.5	6,106	14.0
Capital Surplus	1,329	45,165	22.0	32,170	24.0	12,995	40.4
Retained Earnings	1,133	38,499	18.8	9,615	7.2	28,884	300.4
Cumulative Translation Adjustment	2	59	0.0	1	0.0	58	5,800.0
Treasury Stock	(7)	(251)	(0.1)	(251)	(0.2)	0	0.0

Total Stockholders’ Equity	3,915	133,052	64.9	85,009	63.5	48,043	56.5

Total Liabilities & Stockholders’ Equity	6,036	205,137	100.0	133,941	100.0	71,196	53.2

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.98 per US dollar as of September 30, 2004

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
As of September 30, 2004 and 2003
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison

	Jan.-Sep. 2004			Jan.-Sep. 2003		3Q 2004			2Q 2004
	USD(1)	NTD	% of Sales	NTD	YoY Chg %	USD	NTD	% of Sales	NTD	QoQ Chg %

Net Sales	3,736	125,538	100.0	65,527	91.6	1,158	38,658	100.0	48,344	(20.0)
Cost of Goods Sold	2,600	87,379	69.6	52,284	67.1	930	31,041	80.3	31,487	(1.4)

Gross Profit	1,136	38,159	30.4	13,243	188.1	228	7,617	19.7	16,857	(54.8)

Operating Expenses
SG&A	113	3,797	3.0	2,587	46.8	48	1,586	4.0	1,087	45.9
R&D	99	3,325	2.7	2,182	52.4	36	1,196	3.1	1,139	5.0

Total Operating & Expenses	212	7,121	5.7	4,769	49.3	83	2,782	7.2	2,226	25.0

Total Operating Income	924	31,038	24.7	8,474	266.3	145	4,835	12.5	14,631	(67.0)

Net Non-Operating Income (Expenses)	(27)	(880)	(0.7)	(380)	131.6	(21)	(701)	(1.8)	(246)	185.0

Income before Income Tax	897	30,158	24.0	8,094	272.6	124	4,134	10.7	14,385	(71.3)

Income Tax (Expense) Benefit	1	31	0.0	0	-	0	0	0.0	0	-

Net Income	898	30,189	24.0	8,094	273.0	124	4,134	10.7	14,385	(71.3)

Basic Earnings Per Share	0.189	6.349		1.896		0.026	0.869		3,087

Basic Earnings Per ADS(2)	1.89	63.49		18.96		0.26	8.69		30.87

Weighted Average Number		4,755		4,269			4,755		4,659
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$33.6022 per US dollar
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the 9 Months Ended September 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	Jan-Sep 2004		Jan-Sep 2003

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	898	30,173	8,984
Depreciation & Amortization	522	17,556	11,083
Provision for Inventory Devaluation	11	373	69
S.T & L.T Investment Gain	58	1,933	(84)
Changes in Working Capital & Others	(483)	(16,240)	1,447

Net Cash Provided by Operating Activities	1,006	33,795	20,609

Cash Flows from Investing Activities:
Decrease in Short-term Investments	17	558	349
Acquisition of Property, Plant and Equipment	(1,489)	(50,038)	(21,441)
Proceeds from Disposal of Property, Plant and Equipment	9	289	476
Increase in Long-term Equity Investments	(135)	(4,523)	(526)
Decrease in Restricted Cash in Bank	0	0	23
Increase in Intangible Assets	(22)	(734)	(812)
Decrease (Increase) in Other Assets	(3)	(100)	44

Net Cash Used in Investing Activities	(1,624)	(54,548)	(21,887)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	0
Decrease in Guarantee Deposits	(0)	(0)	(22)
Increase (Decrease) in Long-term Borrowings	228	7,655	(8,608)
Issuance of Common Stock for Cash	475	15,967	0
Issuance of Convertible Bonds and Bonds Payable	0	0	0
Directors’ and Supervisors’ Remuneration	(13)	(451)	(54)
Cash Dividends	(155)	(5,208)	(2,007)
Increase in Treasury Stock	0	0	(68)

Net Cash Provided by (Used in) Financing Activities	534	17,963	(10,759)

Effect of Exchange Rate Change on Cash	(0)	(9)	92

Net Decrease in Cash and Cash Equivalents	(84)	(2,800)	(11,945)

Cash and Cash Equivalents at Beginning of Period	495	16,624	25,659
Cash and Cash Equivalents at End of Period	411	13,824	13,714

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the weighted average exchange rate of NTD 33.6022 per US dollar

Item 3

News Release

AU Optronics Reports Unaudited First Nine Months 2004 Results

Consolidated Revenues of NT$128,616 Million and Net Income of NT$30,189 Million

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for the nine months ended September 30, 2004. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 7, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

Hsinchu, Taiwan, October 27, 2004 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved its unaudited financial results based on ROC GAAP for the nine months ended September 30, 2004. Figures in US dollars are translated at the exchange rate of NT$33.6022 per US dollar.

     Unaudited consolidated net sales and net income for the nine months ended September 2004 reached of NT$128,616 million (US$3,828 million) and NT$30,189 million (US$898 million), up 82.5% and 273% compared to the same period last year, respectively. Cumulative earnings per share for this period was NT$6.35 (US$0.19 per common share and US$1.89 per ADS). Third quarter 2004 revenue totaled NT$38,755 million (US$1,153 million), a decline of 20.1% compared to 2Q04. Unaudited net income for 3Q04 was NT$4,134 million (US$123 million), down 71.3% QoQ.

     Unconsolidated net sales for the first nine months and third quarter of 2004 totaled NT$125,538 million (US$3,736 million) and NT$38,658 million (US$1,158 million), respectively.

      “Due to the weaker-than-expected market environment and substantial price correction in large size panels during 3Q04, AUO’s profitability was negatively impacted. Gross profit of NT$7,064 million in third quarter 2004 decreased 58.8% sequentially from NT$17,152 million in 2Q04. Gross margin also contracted from 35.3% in 2Q04 to 18.2% in 3Q04. Operating profit in 3Q04 totaled NT$4,058 million, while operating margin declined from 30.4% in 2Q04 to 10.5% in 3Q04”. Commented Mr. Max Cheng, Vice President and Chief Financial Officer of AU Optronics Corp.

News Release

     Dr. Hui Hsiung, AUO’s Executive Vice President, noted that “AUO’s unit shipment of large size panels in the first nine months of 2004 totaled 13.3 million, posting a 62% year-over-year growth. In particular, shipment for AUO’s small and medium size panels, mostly for consumer electronics applications, exceeded 10 million in 3Q04 on seasonal strength, while cumulative shipment in the first nine months 2004 reached 23.6 million, up 57% YoY”.

In addition, AUO’s comprehensive product lines, encompassing small to large size TFT LCD panels, allowed AUO the flexibility to manage and optimize its product mix. Among the key product lines, AUO is able to deliver strong results from its aggressive roll-out of small and medium size display products, which accounted for 17% in revenues in 3Q04, compared to 9% of revenues in 2Q04. LCD TV panels also posted strong growth and accounted for 9% of revenues in 3Q04, up from 7% in 2Q04. Notebook PC panel sales accounted for 20% of revenues in 3Q04, increased from 18% in 2Q04, while monitor panels accounted for 53% of sales, down from 65% in 2Q04.

Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 am Eastern Time (8:00 pm Taiwan Time) on Wednesday, October 27, 2004. The conference call will also be recorded for replay via AUO’s web site at http://www.auo.com

Safe Harbour Notice

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

#      #       #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.

No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211                   Fax: +886-3-5772730                   Email: yawenhsiao@auo.com

Item 4

News Release

AU Optronics to Adjust its Previous Financial Forecast

Hsinchu, Taiwan, October 27, 2004 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved its unaudited financial results based on ROC GAAP for the nine months ended September 30, 2004. Unaudited unconsolidated net sales and net income for the nine months ended September 2004 reached of NT$125,538 million (US$3,736 million) and NT$30,189 million (US$898 million). Cumulative earnings per share for this period was NT$6.35 (US$0.19 per common share and US$1.89 per ADS)(a).

(a) All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 7, 2004. Figures in US dollars are translated at the exchange rate of NT$33.6022 per US dollar.

     However, weaker-than-expected market environment and substantial price correction in large size panels during 3Q04 negatively impacted AUO’s profitability. AUO believes its 2004 net profit is likely to fall short of its original whole year target by more than 20%. As a result, AUO’s original FY2004 financial forecast filed in April 2004 is no longer deemed adequate, and the Company will adjust its financial forecast for fiscal year 2004 accordingly to comply with ROC government regulations.

     AUO now expects that average selling prices of large-size TFT-LCD panels will continue to decline in 4Q04 relative to the price levels at the end of September 2004, though the magnitude of decline should be limited to single-digit percentage points. AUO also expects that its large panel shipment will increase by approximately 10% in 4Q04, while small- and medium-size panel shipment will experience a seasonal decline of 10-15% QoQ. AUO estimates its capacity utilization rate in 4Q04 to remain at similar levels relative to 3Q04.

     Max Cheng, AUO’s Vice President and Chief Financial Officer (CFO), indicates that AUO has tentatively revised its FY2004 unconsolidated revenues forecast to NT$162.4 billion. Net profit forecast has also been tentatively adjusted to NT$29.1 billion and EPS to NT$6.07. The revised financial forecast for 2004 will be announced shortly, upon approval by the Company’s auditors.

News Release

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

#       #       #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211                        Fax: +886-3-57727308
Email: yawenhsiao@auo.com

Item 5

AU Optronics Corp.
October 27, 2004
English Language Summary

Subject:	The Board Resolution to indirectly invest in Mainland China.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2004/10/27

Content:

1.	Date of occurrence of the event: 2004/10/27

2.	Method of the present increase (decrease) in investment: Indirect investment through an offshore entity

3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 50 million

4.	Company name of the invested mainland Chinese company: AU Optronics (Suzhou) Corp.

5.	Paid-in capital of said invested mainland Chinese company: US$ 170 million

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 50 million

7.	Main business items of said invested mainland Chinese company: TFT-LCD module’s production and assembly

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 513,679 thousand

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Net profit of RMB 163,492 thousand

11.	Amount of actual investment to date in said invested mainland Chinese company: US$ 170 million

12.	Counterparty to the transaction and its relationship to the Company: the Company’s 100%-owned subsidiary

13.	Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 220 million; the present investment of US$50 million proposed by the Board is pending the approval of Investment Commission

22.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 15.00%

23.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.63%

24.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.59%

25.	Total amount of actual investment in the mainland China area to date: US$ 170 million

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 11.59%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.80%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.32%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Recognized profits/(losses):
2003: US$18,890 thousand 2002: (US$24,906) thousand 2001: US$ 0

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: N/A